SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: December 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F X      Form 40-F
                                   ---              ---



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No X
                                   ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart") dated December 4, 2003, announcing that Edwards Lifesciences Ltd., the exclusive distributor of the Novacor(R) LVAS in Japan, received notification from Japan's Central Social Insurance Council (Chuikyo) that use of WorldHeart's Novacor LVAS (left ventricular assist system) will be reimbursed when implanted in patients who are transplant-eligible.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3.

News Release

For Immediate Release

              WORLDHEART RECEIVES REIMBURSEMENT APPROVAL IN JAPAN:
           REIMBURSEMENT APPROVED BY JAPAN'S CENTRAL SOCIAL INSURANCE
         COUNCIL FOR USE OF NOVACOR(R) LVAS FOR END-STAGE HEART FAILURE
                      PATIENTS WHO ARE TRANSPLANT ELIGIBLE

OTTAWA, ON - December 4, 2003 (OTCBB: WHTOF, TSX: WHT) - World Heart Corporation ("WorldHeart") announced that Edwards Lifesciences Ltd., the exclusive distributor of the Novacor(R) LVAS in Japan, received notification from Japan's Central Social Insurance Council (Chuikyo) that use of WorldHeart's Novacor LVAS (left ventricular assist system) will be reimbursed when implanted in patients who are transplant-eligible. Reimbursement is set at 13,902,000 yen, excluding payments for medical services, and will become effective as of April 2004. This amount is approximately U.S. $127,500 at current exchange rates.

The Novacor LVAS received regulatory approval for use in Japan in August 2001 and importation approval in January 2002. It is currently the only implantable mechanical left ventricular assist device approved for use in Japan. To date, 16 patients have been implanted with the Novacor LVAS at four leading heart centers in Japan. Five of these recipients have been supported for over one year, including one for nearly three years, highlighting the well-established durability and reliability record of the Novacor LVAS.

The addition of reimbursement presents a new treatment option in Japan for end-stage heart failure patients who are unlikely to survive with conventional pharmacological therapy. To qualify for reimbursement, the recipient must be transplant-eligible and the device must be implanted at an approved center. Currently two centers are approved with more expected to be approved during 2004.

"We are pleased to receive notification of reimbursement approval for the Novacor LVAS in Japan", stated Mr. Roderick M. Bryden, WorldHeart's Chief Executive Officer. "Currently, there are about 70 patients on the transplant list in Japan, many more than can be reasonably expected to receive a donor heart. In 2002 five patients received donor hearts and none to date in 2003. Availability of an alternate therapy offers a viable option for end-stage heart failure patients in Japan and with the number of patients being referred to the transplant list expected to increase substantially, opens up a potentially large market opportunity for us," he continued.

Worldwide, nearly 1500 Novacor LVAS devices have been implanted, with one recipient supported for over five years, three for over four years, 14 over three years, 35 over two years, and 131 over one year-- statistics unmatched by any other implanted cardiac assist device on the market. There have been no patient deaths attributed to failure of the Novacor LVAS device.

About Novacor(R) LVAS
---------------------
Novacor LVAS is an implanted electromagnetically-driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in over 1490 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.


For more information, please contact:
Dani Kennedy
VP Corporate Services
World Heart Corporation
(613) 226-4278
communications@worldheart.com
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


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          World Heart Corporation


    Date:  December 5, 2003               By:   /s/ Mark Goudie
                                             ----------------------------------
                                             Name:  Mark Goudie
                                             Title: Chief Financial Officer